October 21, 2004


Paul B. Gridley
U.S. Shipping Partners L.P.
399 Thornhall Street, 8th Floor
Edison, New Jersey 08837

Re:  	U.S. Shipping Partners L.P.
Form S-1; Amendment No. 2
File No. 333-118141 filed October 12, 2004

Dear Mr. Gridley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cost reimbursements due our general partner, page 34

1. Please consider including additional detail from the cross-referenced sections, and Section 7.4 of the partnership agreement in
Appendix A, so that investors can better understand the magnitude of this risk. In addition, if you have an example of what amounts might be reimbursable on a monthly basis, please include that information here. Furthermore, we note from the Conflicts of Interest section you cross-reference, that the general partner will determine the expenses that are allocable to you "in good faith," but that the partnership agreement does not appear to reflect that fact.
Please
revise for consistency or advise.

Use of Proceeds, page 39

2. We note that you intend to distribute $0.2 million to Master LLC to reimburse it for certain capital expenditures and further, if the over-allotment option is exercised, that you will redeem Master LLC`s common units as a reimbursement for certain capital expenditures. We also note from your response to our prior comment 1 that the distribution of these proceeds are treated as reimbursements for capital expenditures for federal income tax purposes. In order to enhance your disclosure, please include a cross-reference to the section of the prospectus in which you discuss the tax consequences relating to such reimbursements, as well as a cross-reference to the section of the prospectus in which you discuss your general partner`s ability to determine which costs incurred by it and its affiliates are reimbursable.

Exhibit 5.1

3. Delete the assumption in the third paragraph, as it is an inappropriate assumption.

4. Clarify why you state in the fourth paragraph that you "advise" us of your opinion. Revise to more affirmatively state that this is your opinion, or advise.

5. Please delete the phrase that begins with "except as such non-assessability may be affected..." in the fourth paragraph, as it appears to be an inappropriate limitation.

Closing

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on the financial statements and related disclosure to Jean Yu at (202) 824-5421, or David Humphrey, at
(202)
942-1995.  Direct any other questions to Hanna Teshome at (202)
942-
2975, or in her absence to me at (202) 942-2936.

      Regards,


							Sara W. Dunton
							Special Counsel


cc: via facsimile
Mike Rosenwasser, Esq.
Vinson & Elkins LLP
(917) 206-8100


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U.S. Shipping Partners L.P.
October 21, 2004
Page 1